December 11, 2008

Charles B. Taylor, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606

Re: Van Kampen Trust II (the "Trust")
       File Numbers 811-22242 & 333-153900

Dear Mr. Taylor:

On October 8, 2008, the Trust filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The filing seeks to register two funds (each a "Fund"), each of which invests globally in U.S. and non-U.S. issuers. We will review the Trust's financial statements and other information submitted in a subsequent amendment and may have comments regarding that information.

Our comments regarding the filing are set forth below. The prospectus comments which follow begin with our comments on the Van Kampen Global Tactical Asset Allocation Fund prospectus followed by our comments on the Van Kampen Global Bond Fund. A comment given with respect to one fund is applicable to the other unless the context suggests the contrary.

General

1.   We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Prospectus

Van Kampen Global Tactical Asset Allocation Fund

2.   The Fund's investment objective is capital appreciation. Please disclose how the Fund will generate capital appreciation from the investment in fixed income securities, and how such securities are analyzed or selected based upon the potential for capital appreciation. The prospectus also discloses that the Fund will invest in options and futures for income purposes, and sell securities short. Please advise the staff whether the Fund has an unarticulated secondary objective of income.

3.   Disclosure under the sub-caption "Principal Investment Strategies" states: "The Fund's investment adviser seeks to create a portfolio of assets that is widely diversified among equity securities and fixed income securities from issuers located around the world and within various sectors and currencies." *(Emphasis added.)* The staff takes the position that a fund with the term "global" in its name should invest in a manner consistent with that term. Accordingly, please disclose the minimum percentage of assets the Fund will invest in foreign securities and that it will invest in a number of foreign countries.

Please summarize how the Adviser selects the equity and fixed income securities in which the Fund will invest, and under what circumstances such securities will be sold. Although the above disclosure indicates that the Fund will invest in "fixed" income securities, Item 4 disclosure for both Funds generally states that the Fund invests in securities that do not have fixed interest rates, such as ARMs, the principal component of a stripped security, zero coupon bonds, floating rate securities, and flow through securities. Please define "fixed" income securities, or revise the disclosure to indicate the nature of the securities in which the Fund may invest.

4.   Disclosure at the end of the third paragraph states that: "The Fund may invest up to 10% of its total assets in other investment companies, including exchange traded funds ("ETFs")." If the Funds may invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate disclosure.

5.   Disclosure in the next paragraph indicates that the Fund may as a principal strategy sell securities short, yet there is no discussion of the risks of selling short. Item 2 also does not disclose the risks of investing in small capitalized companies and junk debt. Please revise the Item 2 disclosure accordingly.

6.   The discussion sub-captioned "Credit risk" provides helpful information regarding the likelihood of receiving payment from certain categories of borrowers. However, many facets of the nation's credit markets have experienced tremendous turmoil during the past year and such matters are not touched upon in this discussion. Please update the discussion, as appropriate, to reflect the current state of the credit markets. In this connection, see related comments 10, 16, and 18.

7.   The sub-caption "Inflation-linked fixed securities risk" notes, in connection with such securities, that: "an inflation-indexed security provides principal payments and interest payments, both of which are adjusted over time to reflect a rise (inflation) or a drop (deflation) in the general price level." *(Emphasis added.)* Explain the extent or range of adjustment that may be made in principal payments.

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8.　　Revise the fee table consistent with the following:

- in light of each Fund's planned investments in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (*See* Investment Company Act Release No. 27399 [June 20, 2006]),

- add an explanatory parenthetical to the "annual operating expenses" line item to indicate that the amounts are expressed as a percentage of net assets,

- with respect to the disclosure in footnote 6 that the adviser may voluntarily waive fees or expenses, confirm to the staff that the Fund will not reimburse the adviser for any amount waived, and

- the numerical disclosure in the fee table for the Global Bond Fund should be presented only using two decimal points. Please revise that Fund's fee table accordingly.

9.　　The first paragraph of the disclosure sub-captioned "Medium- and lower-grade fixed income securities" indicates that securities rated BBB by Standard & Poor's or Baa by Moody's Investor Service, Inc. or unrated securities judged by the Fund's investment adviser to be of comparable quality, are commonly referred to as junk bonds. Correct this disclosure to clarify that securities rated or equivalent to securities rated below the fourth category are deemed to be junk bonds. Also disclose in the Item 2 summary that the Fund may invest in junk, and specify any percentage limitation on such investments.

10.　　Disclosure captioned "Strategic Transactions" indicates that the Fund may use various investment strategies involving derivatives and structured investments. As to these and similar investments by the Funds, indicate whether they are or may be materially affected by the volatility in or stemming from, the turmoil in the sub-prime mortgage and credit markets. If affected, add appropriate risk disclosure. Indicate also that there are proposals being considered to change the regulation of financial institutions that could affect, possibly adversely, investment managers and investment funds. In this connection, see related comments 6, 16, and 18.

11.　　In connection with the Fund's options activity, disclose the percentage of assets to be devoted to this activity, whether these options will trade on an exchange or OTC, whether they are expected to be American and European style options and, if applicable, the difference between the two types of options.

12.　　Revise the discussion captioned "Pricing Fund Shares" to indicate that the Fund will give shareholders notice to the extent the Board determines to calculate the net asset value per share or adjust the offering price more frequently than once daily. Also confirm to the staff that the prospectus will be revised if the Board so determines.

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The fifth paragraph contains a limited discussion of the Fund's use of fair value pricing. Revise this disclosure to provide a fuller discussion of the circumstances and effects regarding the Fund's use of fair value pricing.

13.   Disclosure captioned "How to Buy Shares" discusses the policies required by the U.S. Patriot Act. Add disclosure which indicates whether the Fund has designated an anti-money laundering compliance officer.

14.   Disclosure captioned "Redemption of Shares" discloses that the Fund may redeem shares in-kind. Please disclose that any in-kind redemption will be made with liquid securities, or disclose the risks of the inability to liquidate such securities. Please disclose the costs an investor may incur in transferring or liquidating any securities redeemed in kind.

Van Kampen Global Bond Fund

15.   Disclosure under "Principal Investment Strategies" states that the Fund may invest in corporate issuers of debt. Please disclose whether the Fund has any policy with respect to the capitalization of the companies in which it may invest.

16.   Revise the discussion captioned "Principal Investment Risks" by updating the risk disclosure for mortgage backed securities, FNMA and FHLMC, taking into account events in the market during the last year. In this connection, see related comments 6, 10, and 18.

17.   The opening paragraph of the discussion captioned "Principal Strategies and Risks" discloses that the Global Bond Fund invests 80 percent of its net assets in six major categories of fixed income securities. Later the paragraph discusses the use of derivates to satisfy the 80 percent test. Please reconcile the disclosure and more fully disclose how derivates will be used in lieu of direct investments in fixed income securities. For example, how closely must a derivative track the performance of the security? What are the risks that the performance of the derivative may not correlate to that of the direct investment for which it is a substitute? Please disclose whether there are any limits on the amount the Fund may invest in derivatives.

18.   In light of the market turmoil and its impact on various areas of our credit market revise the discussion captioned "Asset-Backed Securities" so as to reflect the current state or impact of that turmoil on the market for this class of security. In this connection, see related comments 6, 10, and 16.

19.   Disclosure captioned "Other Investments and Risk Factors" discloses that the Fund may invest in repurchase agreements. Please disclose that repurchase agreements are loans by the Fund. Please disclose the creditworthiness standards for borrowers with whom the Fund will engage in repurchase agreements.

Statement of Additional Information

20.   With respect to the Fund's investments in inverse floaters discussed under the caption "Inverse Floating Rate Obligation," if the Fund will have ongoing obligations to any party in connection with it's inverse floating rate investments, confirm that, consistent with applicable SEC guidance, any such obligation will not be a senior security for purposes of the 1940 Act, provided that the Fund segregates an amount of cash and/or liquid securities equal in value to its obligations in respect of such inverse floating rate investments, or borrowings for purposes of a Fund's limitations on borrowings. Confirm also that accounting for such investments will be consistent with FAS 140.

21.   Disclosure under this sub-caption also states that: "The inverse floating rate obligations in which a Fund may invest are typically created through a division of a fixed-rate municipal obligation into two separate instruments, a short-term obligation and a long-term obligation. The interest rate on the short-term obligation is set at periodic auctions." *(Emphasis added.)* In light of recent failures of auctions for certain auction rate securities, explain to the staff or add appropriate disclosure regarding the auction market for these securities and whether it has experienced such failures or irregularities.

22.   Fundamental restriction 4 is each Fund's concentration restriction. Revise the restriction to cover any particular industry "or group of industries," and delete clause (b) regarding temporary defensive positions.

23.   Fundamental policy 7 permits the Funds to engage in lending of portfolio securities, yet there is no disclosure about lending portfolio securities. Please disclose that the Funds have no intention of engaging in that activity. Similarly, there is no disclosure about reverse repurchase agreements. Please confirm to the staff that the Funds will not borrow money through reverse repurchase agreements.

24.   Confirm that the litigation referred to under the caption "Litigation Involving the Adviser" has been reflected in a filing under §33 of the 1940 Act.

25.   Disclosure captioned "WAIVER OF CONTINGENT DEFERRED SALES CHARGES – Redemption by Adviser" states that: "The Funds may waive the CDSC-Class A and the CDSC-Class B and C when a total or partial redemption is made by the Adviser with respect to its investments in the Funds." *(Emphasis added.)* Under what circumstance would the Fund invoke this waiver?

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

Larry L. Greene
Senior Counsel